STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

December 21, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christina DiAngelo

Re:	Advantage Funds, Inc. (File Nos.: 811-7123; 333-138942)
Dreyfus Bond Funds, Inc. (File Nos.: 811-2653; 333-138959)
Dreyfus Cash Management Plus, Inc. (File Nos.: 811-5295; 333-138947)
Dreyfus General New York Municipal Money Market Fund (File Nos.: 811-4870; 333-138941)
Dreyfus GNMA Fund, Inc. (File Nos.: 811-4215; 333-138934)
Dreyfus Government Cash Management Funds (File Nos.: 811-3964; 33-138946)
Dreyfus Municipal Funds, Inc. (File Nos.: 811-6377; 333-138965)
Dreyfus Premier California Tax Exempt Bond Fund, Inc. (File Nos.: 811-3757; 333-138939)
Dreyfus Premier New Jersey Municipal Bond Fund, Inc. (File Nos.: 811-5454; 333-138920)
Dreyfus Premier State Municipal Bond Fund (File Nos.: 811-4906, 333-138929)
Dreyfus Treasury Cash Management (File Nos.: 811-4723; 333-138945)
General California Municipal Money Market Fund (File Nos.: 811-4871; 333-138938)
Registration Statements on Form N-14

Ladies and Gentlemen:

We are writing on behalf of each of the above-referenced Registrants in response to your request for supplemental information received by telephone from Christina DiAngelo of the staff (the “Staff”) of the Securities and Exchange Commission, to Nicole M. Runyan, on December 18, 2006, relating to the above-referenced Registration Statements on N-14. Set forth below are the Staff’s comments and our response thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statements.

Fee Tables

1.

Staff Comment. Please supplementally explain why each Acquiring Fund calculated its “annual fund operating expenses” as of July 31, 2006 instead of using the Acquiring Fund’s most recent fiscal year end.

Response. Each Acquiring Fund calculated its “annual fund operating expenses” as of July 31, 2006 to provide more current and accurate expense ratios than would have been available if the Acquiring Fund used expense ratios as of its most recent fiscal year end. Additonally, none of the Registrants' ratios as of July 31, 2006 are materially different from the Registrants' expenses ratios as of their most recent fiscal year ends.

Capitalization Tables

2.

Staff Comment. The Staff notes that each Acquiring Fund used October 31, 2006 in calculating the capitalization of its shares, shares of the Fund and the pro forma capitalization of the shares of the Acquiring Fund after the reorganization is completed. Please supplementally explain why, for the Acquiring Funds that included pro forma financial statements in the Registration Statements, the Acquiring Funds did not use the date of the pro forma financial statements in calculating the capitalization tables.

Response. Each Acquiring Fund used October 31, 2006 in calculating the capitalization tables to provide a more current and accurate estimate of the capitalization of its shares, the shares of the Fund and the pro forma capitalization of the Acquiring Fund’s shares after completion of the reorganization than would have been available if the Acquiring Fund used the date of its pro forma financial statements.

Pro Forma Financial Statements

3.

Staff Comment. Please supplementally explain why certain of the pro forma financial statements filed with the Registration Statements are not based off the most recently ended fiscal period for the Acquiring Fund.

Response. As several of the Acquiring Funds and Funds have different fiscal year ends, a decision was made to base each set of pro forma financial statements off the most current possible date, giving consideration to (i) the interest in providing shareholders more current information and (ii) the time necessary to prepare and review the pro forma financial statements for the relevant Acquiring Funds. Thus, in certain instances, the pro forma financial statements are based off a date subsequent to an Acquiring Fund’s most recently completed fiscal period.

4.

Staff Comment. For Dreyfus Municipal Funds, Inc., as there are two Funds proposed to be reorganized into the Acquiring Fund, please provide (i) pro forma financial statements reflecting the combination of all funds that are involved in the proposed combinations, based on the assumption that the shareholders of each of the Funds will approve the transaction, and (ii) revised fee tables and expense examples for every possible combination involving the Funds and the Acquiring Fund.

Response. Dreyfus Municipal Funds, Inc. will file a pre-effective amendment to its Registration Statement prior to December 27, 2006 in order to include the revised pro forma financial statements and fee tables and expense examples. As discussed with the Staff, concurrent with the filing of the pre-effective amendment, the Registrant will seek acceleration of the effective date of the Registration Statement to the earliest practical date in order to mail the Prospectus/Proxy Statement to shareholders of the Funds on a timely basis with the other Acquiring Funds.

As discussed with the Staff generally, given the large number of Registration Statements being prepared, filed, reviewed and mailed to shareholder on or about the same time, Dreyfus attempted to provide shareholders with the most currently available information, while, at the same time, electing to make the dates that such information was provided consistent across the Registration Statements. Each of the Registrants undertakes to continue to review, on a month-end basis, the financial information provided to shareholders in the Prospectus/Proxy Statements and will promptly notify shareholders of any materials changes to that information prior to the shareholder meetings to be held in March 2007.

Should members of the Staff have any questions or comments regarding our supplemental response, please contact me at 212.806.6443 or, in my absence, to David Stephens at 212.806.6138.

Very truly yours, /s/ Nicole M. Runyan Nicole M. Runyan